Exhibit 99.2

INTERIM FINANCIAL REPORT

THIRD QUARTER 2024

Table of contents

Table of contents		1

Interim Financial Report		2

Third Quarter 2024		2

1.	Business update	2

2.	FINANCIAL HIGHLIGHTS	3

3.	2024 OUTLOOK	4

4.	RISK FACTORS	4

5.	FORWARD-LOOKING STATEMENTS	4

Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2024 – Interim consolidated statement of financial position		5

Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2024 - Interim consolidated statements of loss and other comprehensive loss		6

Unaudited condensed consolidated interim financial information as at and for the nine months ended, September 30 2024 - Interim consolidated statements of changes in equity		7

Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2024 – Interim consolidated statements of cash flows		8

Notes to the unaudited condensed interim consolidated financial information		9

1.	General information	9

2.	Significant accounting policies	9

3.	Critical accounting estimates and assumptions	10

4.	Segment reporting	11

5.	Fair Value	11

6.	Subsidiaries	12

7.	Property, Plant and Equipment	12

8.	Intangible assets	13

9.	Right of use assets and lease liabilities	13

10.	Other long-term receivables	13

11.	Inventory	14

12.	Trade and Other receivables	14

13.	Other current assets	14

14.	Cash and cash equivalents	15

15.	Financial assets	15

16.	Capital, Share Premium, Reserves	15

17.	Share-Based compensation	17

18.	Financial Debt	20

19.	Trade payables	23

20.	Income taxes and deferred taxes	23

21.	Other payables	24

22.	Derivatives	24

23.	Results of operation	25

24.	Employee benefits	28

25.	Financial income	29

26.	Financial expense	29

27.	Loss Per Share (EPS)	30

28.	Other commitments	30

29.	Related Party Transactions	31

30.	Events after the Balance-Sheet Date	32

Responsibility statement		33

Interim financial report

third quaRter 2024

1.	Business update

A.	CLINICAL UPDATE

DREAM US: IDE PIVOTAL STUDY

Nyxoah initiated its pivotal DREAM IDE trial in the United States in December 2020 to support an application seeking FDA marketing authorization and, ultimately, reimbursement in the U.S. for bilateral hypoglossal nerve stimulation for the treatment of moderate-to-severe obstructive sleep apnea (“OSA”). The DREAM trial is a multicenter, prospective, open-label trial in which patients who undergo implantation of the Genio® system will be followed for five years post-implantation to assess the safety and efficacy of the Genio® system in patients with moderate-to-severe OSA.

The trial was initially expected to enroll 134 patients who will undergo the implantation procedure with 12-month effectiveness and safety primary endpoints across 18 centers in the United States and six international sites. In April 2022, the FDA approved the Company’s request to reduce the trial’s sample size to 115 patients from 134 after reviewing data from the BETTER SLEEP trial (see below).

The primary safety endpoint is incidence of device-related severe adverse events ("SAEs") at 12-months post implantation. The co-primary effectiveness endpoints are the percentage of responders with at least a 50% reduction on the apnea-hypopnea index ("AHI") with hypopneas associated with a 4% oxyhemoglobin desaturation and a remaining AHI with hypopneas associated with a 4% oxyhemoglobin desaturation less than 20, and a 25% reduction on the oxygen desaturation index ("ODI") between baseline and 12-month visits. Patients with moderate to severe OSA (AHI score between 15 and 65) and aged between 22 and 75 years are eligible for enrolment if they failed, did not tolerate or refused positive airway pressure ("PAP") treatment. Patients with a body mass index above 32 kg/m2, a complete concentric collapse ("CCC") observed during a drug induced sleep endoscopy and combined central and mixed AHI above 25% at baseline polysomnography are to be excluded.

On March 19th, 2024, the Company reported the DREAM study met its primary endpoints on an intent-to-treat (ITT) basis, with an Apnea-Hypopnea Index (AHI) responder rate of 63.5% (p=0.002) and an Oxygen Desaturation Index (ODI) responder rate of 71.3% (p<0.001). Additionally, the study demonstrated a median 12-month AHI reduction of 70.8%. There were 11 serious adverse events, or SAEs, in ten subjects resulting in an SAE rate of 8.7%. Out of the 11 SAEs, three were device related and there were three explants. The Company has filed the fourth and final module of the modular premarket approval (PMA) application at the end of the second quarter 2024.

BETTER SLEEP: ACHIEVED PRIMARY ENDPOINT IN BOTH CCC AND NON-CCC PATIENT COHORTS

In March 2022, the Company attended the World Sleep Congress in Rome, Italy, and presented data generated from its BETTER SLEEP trial, a multicenter, prospective, open-label, two-group clinical trial, designed to assess the long-term safety and performance of the Genio® system for the treatment of adult OSA patients with and without CCC of the soft palate over a period of 36 months post-implantation. The BETTER SLEEP trial included a subgroup of CCC patients, which is a patient population that is contraindicated for unilateral hypoglossal nerve stimulation.

In the BETTER SLEEP trial, 42 patients were implanted with the Genio® system, 18 of whom presented with CCC (or 42.9% of the total implanted population) at eight research centers in Australia. The primary safety endpoint was the incidence of device-related SAEs six months post-implantation. The primary performance endpoint was achieving at least a 4-point reduction in the apnea-hypopnea index (4% oxygen desaturation, or AHI4) from baseline at six months for the entire patient cohort. Patients with moderate to severe AHI scores (15 < AHI < 65) and aged between 21 and 75 years were eligible for enrollment if they failed, refused or did not tolerate PAP treatment. Patients with a body mass index above 32 kg/m2 were excluded.

Three patients in the non-CCC arm and three patients in the CCC arm did not complete their six-month polysomnography, and as a result, the analysis was calculated based on 36 patients (21 non-CCC and 15 CCC). Of these 36 patients, there were 23 responders (64%), including nine of the 15 CCC patients (60%) and 14 of the 21 non-CCC patients (67%), at six months. The overall reduction was statistically significant with an 11-point reduction (p<0.001), with statistically significant reductions of 10 points (p=0.001) in the CCC cohort and 11 points (p<0.001) in the non-CCC cohort. In addition, mean AHI4 reduction exceeded 70% among responders in both CCC and non-CCC cohorts. These results are subject to final review and validation.

With respect to the primary safety endpoint, preliminary unadjudicated safety data showed four SAEs in three patients during the six-month post-implantation period. Of those, two SAEs in one patient were reported as device related, one SAE in one patient was reported as procedure and device related, and one SAE in one patient was reported as unrelated to procedure or device. Final review and adjudication of SAEs and adverse events ("AEs") have not yet been completed by an independent clinical events committee and as a result the characterization of SAEs or AEs could be subject to change.

While additional data, including responder rates, remains subject to ongoing review and continues to be analyzed, the Company observed in the per protocol group a 70% responder rate in the non-CCC patient subgroup based on the Sher criteria. The per protocol group consisted of 35 patients and excluded five patients from the mITT analysis population: two of these patients were lost to follow-up, one patient did not comply with the study protocol, and two patients were removed from the study by the investigator, one for hostility towards staff and one having returned to continuous positive airway pressure, therapy.

The Company expects to announce additional data with respect to the trial as further analyses are conducted and seeks to publish the full data set from the trial in a peer-reviewed publication. There will be no additional enrollment in the BETTER SLEEP trial. However, the Company will continue to monitor patients in the evaluable patient population and plan to continue evaluating over the course of three years following implantation.

The data generated from this study were used to expand the Company’s CE mark for the Genio® system to treat patients demonstrating CCC at the soft palate level, and the first commercial Genio® implants occurred in CCC patients in Germany during the first quarter of 2022.

ACCCESS U.S. IDE STUDY SEEKING APPROVAL TO TREAT CCC PATIENTS

In the United States, supported by the BETTER SLEEP study data, the FDA in September 2021 granted Breakthrough Device Designation for the Genio® system in order to shorten the approval path to treat CCC patients. Following a series of sprint discussions with the FDA regarding the design of a trial called ACCCESS to assess the safety and efficacy of the Genio® system on CCC patients, the FDA approved the Company’s IDE application in July 2022.

In this study, Nyxoah will implant up to 106 patients across up to 40 implant sites with co-primary efficacy endpoints of AHI responder rate, per the Sher criteria, and ODI responder rate, both assessed at 12 months post-implant. The clinical sites are being activated and the study is enrolling.

B.	EUROPEAN COMMERCIALIZATION

During the first nine months of 2024, Nyxoah recognized total revenue of €3.3 million, primarily in Germany. After securing DRG reimbursement in Germany during the first quarter of 2021, Nyxoah built and expanded its German commercial organization to a total of 14 full time employees.

Nyxoah’s commercial strategy is focused on creating a Center of Excellence ecosystem, with a high level of clinical expertise between implanting ENT surgeons and sleep physicians who are able to provide more treatment options to their large patient pools.

The Company has also focused on entering new European markets. The Company has secured DRG reimbursement in Switzerland, state reimbursement in Austria, is part of SSDP (Specialised Services Devices Program) in UK, and is awaiting reimbursement decisions in several other countries. Nyxoah has also generated revenue in Switzerland, Austria, Spain and Italy and the Company expects to expand into other European countries.

2.	FINANCIAL HIGHLIGHTS

Revenue was €3.3 million for the nine months ending September 30, 2024, compared to €2.5 million for the nine months ending September 30, 2023.

Cost of goods sold was €1.2 million for the nine months ending September 30, 2024, compared to €0.9 million cost for the nine months ending September 30, 2023.

Selling, general and administrative expenses increased by €3.6 million or 21.4 % from €16.8 million for the nine months ended September 30, 2023 to €20.4 million for the nine months ended September 30, 2024, mainly due to an increase of costs to support the commercialization of Genio® system in Europe, scale up of the Company and also due to higher maintenance cost of the ERP system. This increase was partly offset by decrease in insurance fees.

Before capitalization of €3.8 million for the nine months ended September 30, 2024 and €7.0 million for the nine months ended September 30, 2023, research and development expenses increase by €76,000 or 0.29%, from €26.3 million for the nine months ended September 30, 2023, to €26.4 million for the nine months ended September 30, 2024. This increase was mainly driven by higher R&D activities and clinical expenses mainly reflected in the line “Consulting and contractors’ fees” which were partially offset by lower manufacturing expenses, attributed to an increase in inventory value resulting from yield improvements.

Nyxoah realized a net negative financial result of €0.9 million for the nine months ending September 30, 2024 primarily driven by the exchange rate depreciation of dollar versus euro and by interest income related to term accounts. This compares to a net positive financial result of €0.8 million for the nine months ended September 30, 2023.

Nyxoah realized a net loss of €42.1 million for the nine months ended September 30, 2024, compared to a net loss of €32.3 million for the nine months ended September 30, 2023.

Cash and cash equivalents

On September 30, 2024, cash and cash equivalents and financial assets totalled €71.0 million, compared to €57.7 million on December 31, 2023. The increase in cash and cash equivalents resulted from net cash from financial activities of €54.1 million mainly due to capital increase and loan facility agreement with the European Investment Bank (“EIB”) and offset by net cash flows used in operating activities amounted to €37.0 million and in investing activities amounted to € 10.0 million.

3.	2024 OUTLOOK

The Company expects to continue ramping up sales in Germany as well as in other European countries where we are already present.

In the US, the Company has filed the fourth and final module of its modular PMA submission end of second quarter 2024 and anticipates FDA approval as either late 2024 or early 2025. Meanwhile, the Company prepares to enter the US market with regulatory, manufacturing, commercial, and market access readiness and continues to enrol in the ACCCESS study.

4.	RISK FACTORS

We refer to the description of risk factors in the Company's 2023 annual report, pp. 65-86. In summary, the principal risks and uncertainties faced by us relate to our financial situation and need for additional capital, clinical development of our product candidates, commercialization and reimbursement of our product candidates, our dependence on third parties and on key personnel, the markets and countries in which we operate, the manufacturing of our product candidates, legal and regulatory compliance matters, our intellectual property, our organization and operations.

5.	FORWARD-LOOKING STATEMENTS

This interim management report contains forward-looking statements. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties, and readers are cautioned that any such forward-looking statements are not guarantees of future performance. Nyxoah’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including Nyxoah’s expectations regarding the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements; Nyxoah’s reliance on collaborations with third parties; estimating the commercial potential of Nyxoah’s product candidates; Nyxoah’s ability to obtain and maintain protection of intellectual property for its technologies; Nyxoah’s limited operating history; and Nyxoah’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in Nyxoah’s 2023 annual report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Nyxoah expressly disclaims any obligation to update any such forward-looking statements in this document, to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by applicable law or regulation.

Nyxoah SA

Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2024 –
Interim consolidated statement of financial position

(unaudited)

(in thousands)

		As at
	Notes	September 30 2024	December 31 2023
ASSETS
Non-current assets
Property, plant and equipment	7	4 461	4 188
Intangible assets	8	49 558	46 608
Right of use assets	9	3 635	3 788
Deferred tax asset		53	56
Other long-term receivables	10	1 475	1 166
		€59 182	€55 806
Current assets
Inventory	11	5 272	3 315
Trade receivables	12	2 504	2 758
Other receivables	12	2 992	3 212
Other current assets	13	1 837	1 318
Financial assets	15	42 299	36 138
Cash and cash equivalents	14	28 678	21 610
		€83 582	€68 351
Total assets		€142 764	€124 157

EQUITY AND LIABILITIES
Capital and reserves
Capital	16	5 908	4 926
Share premium	16	290 906	246 127
Share based payment reserve	17	8 943	7 661
Other comprehensive income	16	(84)	137
Retained loss		(200 966)	(160 829)
Total equity attributable to shareholders		€104 707	€98 022

LIABILITIES
Non-current liabilities
Financial debt	18	19 143	8 373
Lease liability	9	2 636	3 116
Pension liability		47	9
Provisions		398	185
Deferred tax liability		12	9
		€22 236	€11 692
Current liabilities
Financial debt	18	399	364
Lease liability	9	1 151	851
Trade payables	19	7 109	8 108
Current tax liability	20	2 495	1 988
Other payables	21	4 667	3 132
		€15 821	€14 443
Total liabilities		€38 057	€26 135
Total equity and liabilities		€142 764	€124 157

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

NYXOAH SA

Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2024 -
Interim consolidated statements of loss and other comprehensive loss

(unaudited)

(in thousands)

		For the three months ended September 30		For the nine months ended September 30
	Notes	2024	2023	2024	2023
Revenue	23	1 266	976	3 258	2 524
Cost of goods sold	23	(482)	(336)	(1 217)	(930)
Gross profit		€784	€640	€2 041	€1 594
Research and Development Expense	23	(7 902)	(6 568)	(22 573)	(19 330)
Selling, General and Administrative Expense	23	(8 042)	(5 058)	(20 396)	(16 794)
Other income/(expense)		180	-	430	265
Operating loss for the period		€(14 980)	€(10 986)	€(40 498)	€(34 265)
Financial income	25	1 138	2 178	4 615	3 592
Financial expense	26	(3 043)	(1 033)	(5 480)	(2 765)
Loss for the period before taxes		€(16 885)	€(9 841)	€(41 363)	€(33 438)
Income taxes	20	(173)	2 229	(724)	1 119
Loss for the period		€(17 058)	€(7 612)	€(42 087)	€(32 319)

Loss attributable to equity holders		€(17 058)	€(7 612)	€(42 087)	€(32 319)
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences		(209)	(10)	(221)	(88)
Total comprehensive loss for the year, net of tax		€(17 267)	€(7 622)	€(42 308)	€(32 407)
Loss attributable to equity holders		€(17 267)	€(7 622)	€(42 308)	€(32 407)

Basic Loss Per Share (in EUR)	27	€(0.496)	€(0.266)	€(1.346)	€(1.166)
Diluted Loss Per Share (in EUR)	27	€(0.496)	€(0.266)	€(1.346)	€(1.166)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

NYXOAH SA

Unaudited condensed consolidated interim financial information as at and for the nine months ended, September 30 2024 -
Interim consolidated statements of changes in equity

(unaudited)

(in thousands)

	Attributable to owners of the parent
	Common shares	Share premium	Share based payment reserve	Other comprehensive income	Retained loss	Total
Balance at January 1, 2024	€4 926	€246 127	€7 661	€137	€(160 829)	98 022
Loss for the period	-	-	-	-	(42 087)	(42 087)
Other comprehensive loss for the period	-	-	-	(221)	-	(221)
Total comprehensive loss for the period	-	-	-	€(221)	€(42 087)	€(42 308)
Equity-settled share-based payments
Granted during the period	-	-	3 232	-	-	3 232
Expired during the period	-	-	(1 632)	-	1 632	-
Exercised during the period	7	227	(318)	-	318	234
Issuance of shares for cash	975	47 452	-	-	-	48 427
Transaction cost	-	(2 900)	-	-	-	(2 900)
Total transactions with owners of the company recognized directly in equity	982	44 779	1 282	-	1 950	48 993
Balance at September 30, 2024	€5 908	€290 906	€8 943	€(84)	€(200 966)	€104 707

	Attributable to owners of the parent
	Common shares	Share premium	Share based payment reserve	Other comprehensive income	Retained loss	Total
Balance at January 1, 2023	€4 440	€228 275	€5 645	€176	€(118 212)	€120 324
Loss for the period	-	-	-	-	(32 319)	(32 319)
Other comprehensive income for the period	-	-	-	(88)	-	(88)
Total comprehensive loss for the period	-	-	-	€(88)	€(32 319)	€(32 407)
Equity-settled share-based payments
Granted during the period	-	-	2 284	-	-	2 284
Expired during the period	-	-	(461)	-	461	-
Transaction cost	-	(337)	-	-	-	(337)
Issuance of shares for cash	486	18 192	-	-	-	18 678
Total transactions with owners of the company recognized directly in equity	486	17 855	1 823	-	461	20 625
Balance at September 30, 2023	€4 926	€246 130	€7 468	€88	€(150 070)	€108 542

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nyxoah SA

Unaudited condensed consolidated interim financial information as at and for the nine months ended September 30, 2024 –
Interim consolidated statements of cash flows

(unaudited)

(in thousands)

		For the nine months ended September 30
	Notes	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax for the year		€(41 363)	€(33 438)
Adjustments for
Finance income		(4 615)	(3 592)
Finance expenses		5 480	2 765
Depreciation and impairment of property, plant and equipment and right-of-use assets	7, 9	1 241	916
Amortization of intangible assets	8	723	720
Share-based payment transaction expense	17	3 232	2 284
Increase in provisions		251	141
Other non-cash items		112	4
Cash generated before changes in working capital		€(34 939)	€(30 200)
Changes in working capital
Increase in inventory	11	(1 957)	(827)
Increase in trade and other receivables	12	(393)	(627)
Decrease in trade and other payables	19,21	534	(929)
Cash generated from changes in operations		€(36 755)	€(32 583)
Income tax paid		(276)	(517)
Net cash from / (used in) operating activities		€(37 031)	€(33 100)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	7	(716)	(2 264)
Capitalization of intangible assets	8	(3 803)	(6 961)
Purchase of financial assets - current	15	(66 163)	(71 535)
Proceeds from sale of financial assets - current	15	59 340	90 623
Interest income on financial assets		1 595	1 384
Net cash from / (used in) investing activities		€(9 747)	€11 247

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease liabilities	9	(872)	(620)
Repayment of other loan		(63)	(63)
Interests paid		(311)	(26)
Repayment of recoverable cash advance	18	(172)	-
Proceeds from issuance of shares, net of transaction costs	16	45 761	18 341
Proceeds from other loans		10 000	-
Other financial costs		(104)	(56)
Transaction costs related to loans and borrowings		(175)	-
Net cash from / (used in) financing activities		€54 064	€17 576
Movement in cash and cash equivalents		€7 286	€(4 277)
Effect of exchange rates on cash and cash equivalents		(218)	(361)
Cash and cash equivalents at January 1	14	€21 610	€17 888
Cash and cash equivalents at September 30	14	€28 678	€13 250

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Nyxoah SA

Notes to the unaudited condensed interim consolidated financial information

1.	General information

Nyxoah SA (the “Company”) is a public listed company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium and is domiciled in Belgium. The Company is registered with the legal entities register (Brabant Walloon) under enterprise number 0817.149.675. The Company’s registered office is in Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.

The Company is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea, or OSA. Our lead solution is the Genio® system, a CE-Marked, patient-centric, minimally invasive, next generation hypoglossal neurostimulations therapy for OSA. OSA is the world’s most common sleep disordered breathing condition and is associated with increased mortality risk and comorbidities including cardiovascular diseases, depression and stroke.

The Genio® system is the first neurostimulation system for the treatment of OSA to include a battery-free and leadless neurostimulator capable of delivering bilateral hypoglossal nerve stimulation to keep the upper airway open. The product is intended to be used as a second-line therapy to treat moderate to severe OSA patients who have either not tolerated, failed or refused conventional therapy, including Continuous Positive Airway Pressure, or CPAP, which, despite its proven efficacy, is associated with many limitations, meaning compliance is a serious challenge. In addition, other second-line treatments are more suitable to treat mild to moderate OSA (such as oral devices) or highly invasive. Compared to other hypoglossal nerve stimulation technologies for the treatment of OSA, the Genio® system is a disruptive, differentiating technology that targets a clear unmet medical need thanks to its minimally invasive and quick implantation technique, its external battery and its ability to stimulate the two branches of the hypoglossal nerve.

Obstructive sleep apnea is the world’s most common sleep disordered breathing condition. OSA occurs when the throat and tongue muscles and soft tissues relax and collapse. It makes a person stop breathing during sleep, while the airway repeatedly becomes partially (hypopnea) or completely (apnea) blocked, limiting the amount of air that reaches the lungs. During an episode of apnea or hypopnea, the patient’s oxygen level drops, which leads to sleep interruptions.

Nyxoah SA has four wholly owned subsidiaries: Nyxoah Ltd, a subsidiary of the Company since October 21, 2009 (located in Israel and incorporated on January 10, 2008 under the name M.L.G. Madaf G. Ltd), Nyxoah Pty Ltd since February 1, 2017 (located in Australia), Nyxoah Inc. since May 14, 2020 (located in the USA) and Nyxoah GmbH since July 26, 2023 (located in Germany).

The interim condensed consolidated financial statements of Nyxoah SA and its subsidiaries (collectively, the Group) as of September 30, 2024 and for the three and nine months ended September 30, 2024, have been authorized for issue on November 5, 2024 by the Board of Directors of the Company.

2.	Significant accounting policies

Basis of Preparation of the interim condensed consolidated financial statements

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IFRS”), as issued by the International Accounting Standards Board (IASB). They do not include all the information required for complete annual financial statements and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2023. In order to be consistent with the current period’s presentation, an immaterial correction has been made to certain comparatives on the face of the consolidated statement of financial position. Accrued expenses of € 1.9 million have been reclassified from Other payables to Trade payables since these balances are similar in nature to Invoices to be received that are already presented as Trade payables. We refer to note 18 and 20.

Except for the application of standards, interpretations and amendments being mandatory as of January 1, 2024 and the extension on the accounting policies of financial liabilities which are explained below, the accounting policies used for the preparation of the interim condensed consolidated financial statements are consistent with those used for the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2023.

Financial liabilities

The EIB Finance agreement is a hybrid financial instrument consisting out of a host financial loan and 3 embedded derivatives. The EIR-method considers the transaction cost of the loan as well as the initial fair value of the non-closely related embedded derivatives that are separated from the host financial instrument. The prepayment option derivative held by the Company is considered as not closely related to the non-derivative host. The Synthetic Warrants issued in favor of EIB as well as the partial settlement option to settled in Warrants instead of in cash are considered to be embedded derivatives not closely related to the host financial instrument and are accounted for separately from the host contract. The Synthetic Warrants as well as the partial settlement option derivatives are however considered to be closely related to each other and are considered as one embedded derivative to be valued hereafter named Synthetic Warrants jointly. Synthetic Warrants are valued on basis of a binomial tree model and accounted for at fair value through P&L. The fair value of the Synthetic Warrants, which are not traded in an active market, is determined by management using valuation techniques which are dependent on inputs such as share prices, share volume, discount rates and foreign currency exchange rates.

The consolidated financial statements are presented in thousands of Euros (€) and all values are rounded to the nearest thousands, except when otherwise indicated (e.g. € million).

The preparation of the interim condensed consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, are areas where assumptions and estimates are significant to the consolidated financial statements. The critical accounting estimates used in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements as of and for the year ended December 31, 2023.

Going concern principle

The Unaudited Interim Condensed Consolidated Financial Statements have been prepared under the assumption of going concern. As of September 30, 2024, the Company held cash and cash equivalents totaling €28.7 million and financial assets amounting to €42.3 million. Based on projected cash flows for the remainder of 2024 and into 2025, which factor in substantial expenditures and cash outflows related to ongoing clinical trials, the continuation of key research and development initiatives, and the expansion of the Company's manufacturing capabilities, management believes this liquidity position is adequate to cover capital needs and sustain operations for at least 12 months from the date of authorization of these financial statements.

The Company confirms that despite the conflict between Israel and countries in the region, operations are continuing notably regarding R&D and production with no major impact and the assets are currently safeguarded. The Company is not suffering impact of this conflict.

New and amended standards and interpretations applicable

Effective for the annual periods beginning on January 1, 2024

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments and interpretations apply for the first time in 2024, but do not have an impact on the interim condensed consolidated financial statements of the Company:

-	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures : Supplier Finance Arrangements (applicable for annual periods beginning on or after January 1, 2024)

-	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (applicable for annual periods beginning on or after January 1, 2024)

-	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (applicable for annual periods beginning on or after January 1, 2024)

3.	Critical accounting estimates and assumptions

The preparation of interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period.

Refer to the disclosure note 5 from the Group’s 2023 year-end consolidated financial statements for further details about the main critical accounting estimates and assumptions.

4.	Segment reporting

Based on the organizational structure, as well as the nature of financial information available and reviewed by the Company’s chief operating decision makers to assess performance and make decisions about resource allocations, the Company has concluded that its total operations represent one reportable segment. The chief operating decision maker is the CEO.

5.	Fair Value

The carrying amount of cash and cash equivalents, trade receivables, other receivables, other current assets and financial assets approximate their value due to their short-term character.

The carrying value of current liabilities approximates their fair value due to the short-term character of these instruments. The fair value of non-current liabilities (financial debt and other non-current liabilities), excluding the derivative financial liabilities and the synthetic warrants, is evaluated based on their interest rates and maturity date. These instruments have fixed interest rates and their fair value measurements are subject to changes in interest rates. The fair value measurement is classified as level 3. The sensitivity on the fair value measurements of the recoverable cash advances are further detailed in Note 18.

The derivative financial liabilities and assets which consist of foreign currency swaps are measured at fair value through profit and loss. Fair value is determined by the financial institution and is based on foreign currency swap rates and the maturity of the instrument.

The synthetic warrants are measured at fair value through profit and loss. The fair value is determined using a binomial tree with 240 monthly periods (20 years) and the following key unobservable input:

•	Volatility of 61.07%, estimated based on the median of the annualized 90-day standard deviation of daily volatility of Nasdaq stock prices over the period from September 2021 to September 2024.

A 5% increase in volatility would result in an increase in fair value by €82,000, while a 5% decrease in volatility would result in a decrease in fair value by €94,000."

There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period, except for the synthetic warrants. There were no transfers between level 1 and level 2 fair value measurements during the period and no transfers into or out of level 3 fair value measurements, except for the initial recognition and subsequent measurement of the synthetic warrants in level 3.

	Carrying value		Fair value
(in EUR 000)	As at September 30, 2024	As at December 31, 2023	As at September 30, 2024	As at December 31, 2023
Financial Assets
Other long-term receivables (level 3)	410	167	410	167
Trade and other receivables (level 3)	2 999	3 246	2 999	3 246
Foreign currency swaps (level 2)	159	343	159	343
Other current assets (level 3)	597	661	597	661
Cash and cash equivalents (level 1)	28 678	21 610	28 678	21 610
Financial assets (level 2)	42 299	36 138	42 299	36 138

	Carrying value		Fair value
(in EUR 000)	As at September 30, 2024	As at December 31, 2023	As at September 30, 2024	As at December 31, 2023
Financial liabilities
Financial liabilities (level 3)	-	63	-	60
Loan facility agreement (level 3)	6 716	-	6 713	-
Synthetic warrants (level 3)	3 574	-	3 574	-
Foreign currency swaps (level 2)	-	90	-	90
Recoverable cash advances (level 3)	9 252	8 674	9 252	8 674
Trade and other payables (level 1 and 3)	10 855	10 234	10 855	10 234

6.	Subsidiaries

For all periods that are mentioned in this report, the Company owns 100% of the shares of Nyxoah LTD, an Israeli company located in Tel-Aviv that was incorporated in 2009 and has a share capital of NIS 1.00.

The Company also owns 100% of the shares of Nyxoah PTY LTD, an Australian Company located in Collingwood that was incorporated in 2017 and has a share capital of AUD 100.

The Company also owns 100% of the shares of Nyxoah Inc, an US-based company located in Delaware that was incorporated in May 2020 and has a share capital of USD 1.00.

The Company also owns 100% of the shares of Nyxoah GmbH, a German company located in Eschborn that was acquired in July 2023 and has a share capital of EUR 25 000.

7.	Property, Plant and Equipment

The total acquisitions for the nine months ended September 30, 2024 amount to €0.7 million (2023: €2.3 million) and were mainly related to the US production line under construction and laboratory equipment.

The cost of property, plant and equipment at September 30, 2024 includes a correction of the tax incentive in Belgium on the investments of 2023 for an amount of €93,000. We refer to note 23.

The depreciation charge amounts to €0.5 million in 2024 and to €350,000 in 2023 for the nine months ended September 30.

8.	Intangible assets

(in EUR 000)	Development cost	Patents and licenses	Total
Cost
Opening value at January 1, 2023	41 073	591	41 664
Additions	6 961	-	6 961
Other	(493)	-	(493)
Cost at September 30, 2023	47 541	591	48 132
Opening value at January 1, 2024	48 671	591	49 262
Additions	3 674	-	3 674
Cost at September 30, 2024	52 345	591	52 936
Amortization
Opening amortization at January 1, 2023	(1 608)	(84)	(1 692)
Amortization	(688)	(32)	(720)
Amortization at September 30, 2023	(2 296)	(116)	(2 412)
Opening amortization at January 1, 2024	(2 528)	(127)	(2 655)
Amortization	(691)	(32)	(723)
Amortization at September 30, 2024	(3 219)	(159)	(3 378)
Net book value at September 30, 2023	45 245	475	45 720
Net book value at September 30, 2024	49 126	432	49 558

There is only one development project: The Genio® system. The Company started amortizing the first-generation Genio® system in 2021. The amortization amounted to €0.7 million for the nine months ended September 30, 2024 (2023: €0.7 million) and is included in research and development expense.

The Company continues to incur in 2024 development expenses with regard to the improved second-generation Genio® system and clinical trials to obtain additional regulatory approvals in certain countries or to be able to sell the Genio® System in certain countries. The total capitalized development expenses amounted to €3.7 million and €7.0 million for the nine months ended September 30, 2024, and 2023, respectively. The total capitalization of intangible assets is less than the outflows reflected in the interim consolidated statements of cash flows due to the impact of a 2024 tax incentive amounting to  €129,000. We refer to note 23 for more details.

9.	Right of use assets and lease liabilities

For the nine months ended September 30, 2024, the Company entered into new lease agreements for €0.6 million (2023: €321,000). The repayments of lease liabilities amounted to €0.8 million (2023: €0.6 million). The depreciations on the right of use assets amounted to €0.7 million and €0.6 million for the nine months ended September 30, 2024, and 2023, respectively.

10.	Other long-term receivables

The other long-term receivables mainly consist of cash guarantees for an amount of €410,000 (2023: €167,000) and an R&D tax incentive in Belgium for an amount of €1.1 million (2023: €1.0 million) related to certain development activities and clinical trials. The Company recognizes the research and development incentive as a long-term receivable and as a deduction from the carrying amount of the (in)tangible asset.

The R&D tax incentive recorded as of September 30, 2024 pertains to investments made in 2022, 2023 and 2024 in both tangible and intangible assets. These incentives are expected to be received 5 years after the investments are made. However, following the Law of May 12, 2024 (Belgian Gazette May 29, 2024), the Belgian R&D tax credit regime has been amended. As of 2024, the R&D tax incentive will be refunded after 4 years instead of 5 years. The long-term receivable as of September 30, 2024, also includes an adjustment of the R&D tax incentive for investments made in 2023. For further details, refer to note 23.

11.	Inventory

As at
(in EUR 000)	September 30, 2024	December 31, 2023
Raw materials	1 246	1 329
Work in progress	2 617	1 530
Finished goods	1 409	456
Total Inventory	5 272	3 315

The increase in inventory is due to increasing activities to prepare for the commercialization in US and further scale-up of the commercialization in EU in 2024.

12.	Trade and Other receivables

	As at
(in EUR 000)	September 30, 2024	December 31, 2023
Trade receivables	2 504	2 758
R&D incentive receivable (Australia)	131	723
VAT receivable	1 339	850
Current tax receivable	868	808
Foreign currency swaps	159	343
Other	495	488
Total trade and other receivables	5 496	5 970

The decrease of €0.5 million in trade and other receivables is mainly due to a decrease in R&D incentive receivables by €0.6 million, a decrease in foreign currency swaps by €184,000 and with a decrease by €254,000 in trade receivable which is partially offset by an increase in VAT receivables by €489,000. The other receivables as of September 30, 2024 include the prepayment to the American Academy of Otolaryngology (AAO). We refer to note 28 for more details.

The Company may include unbilled receivables in its accounts receivable balance. Generally, these receivables represent earned revenue from products delivered to customers, which will be billed in the next billing cycle. All amounts are considered collectible and billable. As at December 31, 2023 and September 30, 2024, there were no unbilled receivables included in the trade receivables.

R&D incentive receivables relates to incentives received in Australia as support to the clinical trials and the development of the Genio® system. The decrease in R&D incentive receivables is due to a refund received from ATO.

The current tax receivable relates to excess payment of corporate income tax in the United States and in Belgium.

We refer to note 22 for more details on the foreign currency swaps.

13.	Other current assets

The increase of €0.5 million in other current assets as at September 30, 2024 is due to an increase in prepaid expenses.

14.	Cash and cash equivalents

As at
(in EUR 000)	September 30, 2024	December 31, 2023
Short term deposit	14 837	9 158
Current accounts	13 841	12 452
Total cash and cash equivalents	28 678	21 610

Cash and cash equivalents increased to €28.7 million as at September 30, 2024, compared to €21.6 million as at December 31, 2023 with an increase of short term deposits by €5.7 million and an increase of current account by €1.4 million. The short term deposits relate to term accounts with an initial maturity of 3 months or less, measured at amortized costs.

15.	Financial assets

Current financial assets relate to term accounts with an initial maturity longer than 3 months but less than 12 months measured at amortized costs.

In 2024, the Company entered into USD term deposits and US Treasury bills for a total amount $US 49.4 million (€45.7 million) and €20.5 million. During the period ended as at September 30, 2024, $US 45.4 million (€41.8 million) and €17.5 million reached maturity and is subsequently held as cash.

As per September 30, 2024, the current financial assets consists of $US 38.4 million (€34.3 million), which could generate a foreign currency exchange gain or loss in the financial results in accordance with the fluctuations of the USD/EUR exchange rate as the Company’s functional currency is EUR, and €8.0 million. The total amount of term deposits as per September 30, 2024, amounts to €42.3 million.

16.	Capital, Share Premium, Reserves

16.1.	Capital and share premium

The number of shares and the par value in the paragraph below take into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting. The tables and comments below reflect the number of shares after the share split of 500:1 as of January 1, 2020.

As part of the IPO on September 21, 2020, the Company incurred direct-attributable transaction costs of €6.5 million which have been deducted from the share premium.

As part of the IPO on July 7, 2021, the Company incurred direct-attributable transaction costs of €7.6 million which have been deducted from the share premium.

As of September 30, 2024, the share capital of the Company amounts to €5.9 million represented by 34 389 015 shares, and the share premium amounts to €308.3 million (before deduction of the transaction costs).

Evolution of the share capital and share premium over the nine months ended September 30, 2024 and 2023:

(Number of shares except otherwise stated)	Common shares	Total of shares	Par value (EUR)	Share capital	Share premium
January 1, 2023	25 846 279	25 846 279	0.17	4 440	242 440
March 29, 2023 - Capital increase in cash	393 162	393 162	0.17	68	2 481
March 30, 2023 - Capital increase in cash	2 047 544	2 047 544	0.17	351	12 999
April 17, 2023 - Capital increase in cash	375 000	375 000	0.17	65	2 651
July 14, 2023 - Exercise warrants	2 000	2 000	0.17	-	10
August 29, 2023 - Exercise warrants	10 000	10 000	0.17	2	50
September 30, 2023	28 673 985	28 673 985	0.17	4 926	260 631
December 31, 2023	28 673 985	28 673 985	0.17	4 926	260 631
March 6, 2024 - Exercise warrants	8 650	8 650	0.17	1	61
April 17, 2024 - Exercise warrants	3 000	3 000	0.17	1	16
May 28, 2024 - Capital increase in cash	5374 755	5374 755	0.17	923	44 946
June 3, 2024 - Capital increase in cash	300 000	300 000	0.17	52	2 506
June 24, 2024 - Exercise warrants	12 625	12 625	0.17	2	66
September 3, 2024 - Exercise warrants	13 750	13 750	0.17	2	72
September 25, 2024 - Exercise warrants	2 250	2 250	0.17	1	12
September 30, 2024	34 389 015	34 389 015	0.17	5 908	308 310

On March 29, 2023, the Company issued 393,162 new shares for an aggregate capital increase of €2.5 million (including share premium). The Company raised $2.8 million in gross proceeds pursuant to the Company’s $50 million at-the-market ("ATM") program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The shares were purchased by historical Nyxoah shareholder Cochlear Limited, and the proceeds will be used for general corporate purposes.

On March 30, 2023, the Company raised €13.35 million private placement financing from the sale of 2,047,544 new ordinary shares at a price per share of €6.52 (approximately U.S. $7.10 at current exchange rates), the closing price on Euronext Brussels on March 23, 2023. Gross proceeds total €13.35 million (approximately U.S. $15 million at current exchange rates) and will be used for general corporate purposes.

On April 17, 2023, the Company issued 375,000 new shares for an aggregate capital increase of €2.7 million (including share premium). The Company raised $3.0 million in gross proceeds pursuant to the Company’s $50 million at-the-market ("ATM") program established on December 22, 2022 at an issue price equal to the market price on the Nasdaq Global Market at the time of the sale. The proceeds will be used for general corporate purposes.

As part of above capital increases, the Company incurred direct-attributable transaction costs of €340,000 which have been deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €18.3 million.

On July 14, 2023, pursuant to the exercise of warrants, the Company issued 2,000 new shares for an aggregate capital increase of €10,000 (including share premium).

On August 29, 2023, pursuant to the exercise of warrants, the Company issued 10,000 new shares for an aggregate capital increase of €52,000 (including share premium).

On March 6, 2024, pursuant to the exercise of warrants, the Company issued 8,650 new shares for an aggregate capital increase of €62,000 (including share premium).

On April 17, 2024, pursuant to the exercise of warrants, the Company issued 3,000 new shares for an aggregate capital increase of €16,000 (including share premium).

On May 28, 2024, the Company issued 5,374,755 new shares for an aggregate capital increase of €45.9 million (including share premium)in the framework of an underwritten public offering in the United States, which included shares sold in a private offering to certain qualified or institutional investors outside the United States. 1,996,187 shares were subscribed to in euro at a share price of €8.54 per share. 3.378.568 shares were subscribed to in US dollars, at a share price of U.S. $9.25 per share.

On June 3, 2024, the Company issued 300,000 new shares for an aggregate capital increase of €2.6 million (including share premium) as a result of the exercise by the underwriters of the May 28, 2024 capital increase to exercise their option to purchase additional shares (“greenshoe”). All 300,000 shares were subscribed to in US dollars U.S.$9.25 per share.

The proceeds of the May 28 and June 3, 2024 capital increases will be used for general corporate purposes.

As part of above capital increases, the Company incurred direct-attributable transaction costs of €2.9 million which have been deducted from the share premium. The proceeds from the capital increase net of transaction costs amounted to €45.6 million.

On June 24, 2024, pursuant to the exercise of warrants, the Company issued 12,625 new shares for an aggregate capital increase of €68,000 (including share premium).

On September 3, 2024, pursuant to the exercise of warrants, the Company issued 13,750 new shares for an aggregate capital increase of €74,000 (including share premium).

On September 25, 2024, pursuant to the exercise of warrants, the Company issued 2,250 new shares for an aggregate capital increase of €13,000 (including share premium).

16.2.	Reserves

The reserves include the share-based payment reserve (see note 17), other comprehensive income and the retained loss. Retained loss is comprised of primarily accumulated losses, other comprehensive income is comprised of currency translation reserves and remeasurements of post-employment benefit obligations.

The movement in other comprehensive income for the nine months ended September 30, 2024 and 2023 is detailed in the table below:

(in EUR 000)	Currency translation reserve	Post- employment benefit obligations	Total
Opening value at January 1, 2023	174	2	176
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	(88)	-	(88)
Total other comprehensive income at September 30, 2023	86	2	88
Opening value at January 1, 2024	54	83	137
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	(221)	-	(221)
Total other comprehensive income at September 30, 2024	(167)	83	(84)

17.	Share-Based compensation

Equity-settled share-based payment transactions

As of September 30, 2024, the Company has six outstanding equity-settled share-based incentive plans, including (i) the 2016 warrants plan (the 2016 Plan), (ii) the 2018 warrants plan (the 2018 Plan), (iii) the 2020 warrants plan (the 2020 Plan), (iv) the 2021 warrants plan (the 2021 plan), (v) the 2022 warrants plan (the 2022 plan) and (vi) the 2024 warrants plan (the 2024 plan). The Company had an extraordinary shareholders’ meeting on February 21, 2020 where it was decided to achieve a share split in a ratio of 500:1. Per warrant issued before February 21, 2020, 500 common shares will be issuable. For presentation purposes the tables and comments below reflect the number of shares the warrants give right to across all plans.

In accordance with the terms of the various plans, all warrants that had not yet vested before, vested on September 7, 2020, i.e. ten business days prior to the closing of the IPO on September 21, 2020.

Number of shares (after share split) warrants give right to across all plans	2024	2023
Outstanding at January 1	1 635 606	1 416 490
Granted	1 000 750	475 862
Forfeited	(472 500)	(93 875)
Exercised	(40 275)	(2 000)
Expired	(83 350)	(98 625)
Outstanding as at September 30	2 040 231	1 697 852
Exercisable as at September 30	1 146 298	1 043 771

On February 1, 2024, on April 21, 2024 and on August 8, 2024 respectively 300,250; 85,000 and 258.894 warrants were from the 2022 plan. A new 2024 plan was implemented with the issuance of 1 million warrants, of which 221,606 and 135,000 were granted respectively on August 2, 2024 and on September 18, 2024.

As of September 30, 2024, a total number of 40,275 warrants have been exercised. For 8,650 exercised warrants, the related shares were issued in March 2024, for 3,000 warrants, the shares were issued in April 2024, for 12,625 exercised warrants, the related shares were issued in June 2024 and for 16,000 exercised warrants, the related shares were issued in September 2024.

The following tables provide the input to the Black-Scholes model for warrants granted in 2018, 2020, 2021, 2022, 2023 and 2024 related to the 2016 warrant plan, the 2018 warrant plan, the 2020 warrant plan, the 2021 warrant plan, the 2022 warrant plan and the 2024 warrant plan. The tables and notes are based on the number of shares to which the warrants entitle in all plans.

	Plan 2016 (grant 2018)	Plan 2018 (grant 2018)	Plan 2018 (grant 2020)	Plan 2020 (grant 2020)	Plan 2021 (grant Sept 17 2021)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	66.92%	56.32%	56.32%	56.32%	51.30%
Risk-free interest rate	0.35%	-0.20%	-0.20%	-0.20%	-0.36%
Expected life	3	3	3	3	3
Exercise price	5.17	6.52	11.94	11.94	25.31
Stock price	1.09	10.24	10.20	10.20	25.75
Fair value	0.10	5.30	3.31	3.31	9.22

	Plan 2021 (grant Oct 27 2021)	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant May 14 2022)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	51.50%	49.80%	49.80%	49.80%	49.80%
Risk-free interest rate	-0.18%	0.37%	0.37%	0.50%	1.06%
Expected life	3	3	3	4	3
Exercise price	25.31	17.76	25.31	17.76	13.82
Stock price	20.50	17.50	17.50	17.50	13.82
Fair value	5.94	6.05	4.15	6.90	4.94

	Plan 2021 (grant June 8 2022)	Plan 2021 (grant Aug 8 2022)	Plan 2021 (grant Aug 8 2022)	Plan 2021 (grant March 24 2023	Plan 2021 (grant April 12 2023)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	52.60%	53.71%	53.97%	52.00%	52.00%
Risk-free interest rate	1.60%	1.39%	1.45%	3.20%	3.24%
Expected life	3	3	4	3	3
Exercise price	12.95	9.66	9.66	5.42	6.36
Stock price	13.34	9.75	9.75	6.70	7.08
Fair value	5.21	3.79	4.32	3.09	3.04

	Plan 2021 (grant June 14 2023)	Plan 2022 (grant June 14 2023)	Plan 2022 (grant Oct 20 2023)	Plan 2022 (grant Feb 01 2024)	Plan 2022 (grant Apr 21 2024)
Return Dividend	0%	0%	0%	0%	0%
Expected volatility	51.28%	51.28%	50.00%	62.20%	65.50%
Risk-free interest rate	3.36%	3.36%	3.55%	2.63%	3.08%
Expected life	3	3	3	3	3
Exercise price	7.19	7.19	5.92	5.24	9.04
Stock price	7.10	7.10	5.60	9.96	9.20
Fair value	2.75	2.75	2.07	6.26	4.40

	Plan 2022 (grant Aug 2 2024)	Plan 2024 (grant Aug 2 2024)	Plan 2024 (grant Sept 18 2024)
Return Dividend	0%	0%	0%
Expected volatility	66.00%	66.00%	65.20%
Risk-free interest rate	2.55%	2.55%	2.38%
Expected life	3	3	3
Exercise price	7.88	7.88	7.20
Stock price	7.56	7.56	7.54
Fair value	3.47	3.47	3.60

On March 24, 2023, the Company reduced the exercise price of 75% of the warrants previously granted to warrant holders under the 2021 Warrants Plan to 5.42 EUR to reflect the decrease in the company’s share price. For the remaining 25% of the warrants previously granted under the 2021 Warrants Plan, the exercise price will remain unchanged. All other terms and conditions of the re-priced warrants remain unchanged to the original option agreement. The Company determined the fair value of the options at the date of the modification (March 24, 2023). The incremental fair value of the re-priced warrants will be recognised as an expense over the period from the modification date to the end of the vesting period. For the warrants already vested at the date of modification, the incremental fair value is fully recognised as an expense at date of modification.

The fair value of the modified warrants was determined using the same models and principles as described above, with the following model inputs:

	Plan 2021 (grant Sept 17 2021)	Plan 2021 (grant Oct 27 2021)	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant Feb 21 2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.25%	3.25%	3.17%	3.36%
Expected life	2	2	2	2
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	2.48	2.52	2.67	2.49
Incremental Fair value	2.38	2.40	2.23	2.38

	Plan 2021 (grant Feb 21 2022)	Plan 2021 (grant May 14 2022)	Plan 2021 (grant Aug 8 2022)	Plan 2021 (grant Aug 8 2022)
Return Dividend	0%	0%	0%	0%
Expected volatility	52.00%	52.00%	52.00%	52.00%
Risk-free interest rate	3.03%	3.13%	3.13%	2.98%
Expected life	3	2	3	4
Exercise price	5.42	5.42	5.42	5.42
Stock price	6.68	6.68	6.68	6.68
Fair value	3.05	2.75	2.87	3.21
Incremental Fair value	2.23	1.92	1.28	1.19

The Company has recognized €3.2 million share-based payment expense for the nine months ended September 30, 2024 (2023: €2.3 million) of which €95,000 is related to the incremental fair value of the re-priced warrants.

18.	Financial Debt

Financial debt mainly consists of recoverable cash advances, loan facility agreement and synthetic warrants agreement. Related amounts can be summarized as follows:

	As at
(in EUR 000)	September 30, 2024	December 31, 2023
Recoverable cash advances - Non-current	8 853	8 373
Recoverable cash advances - Current	399	301
Total Recoverable cash advances	9 252	8 674
Loan facility agreement - Non-current	6 716	-
Synthetic warrants - Non-current	3 574	-
Other loan - Current	-	63
Total Other	10 290	63
Non-current	19 143	8 373
Current	399	364
Total Financial Debt	19 542	8 737

Financial debt related to recoverable cash advances

Recoverable cash advances received

As at September 30, 2024, the details of recoverable cash advances received can be summarized as follows:

(in EUR 000)	Contractual advances	Advances received	Fixed reimbursements*	Variable reimbursements*
Sleep apnea device (6472)	1 600	1 600	588	7
First articles (6839)	2 160	2 160	561	11
Clinical trial (6840)	2 400	2 400	510	13
Activation chip improvements (7388)	1 467	1 467	88	18
Total	7 627	7 627	1 747	49

During the nine months ended September 30, 2024, the Company made reimbursements for an amount of €172,000 and did not receive any new amounts.

Based on expected timing of sales and after discounting, the financial debt related to the recoverable cash advances is as follows:

As at
(in EUR 000)	September 30, 2024	December 31, 2023
Contract 6472	1 779	1 629
Contract 6839	2 491	2 290
Contract 6840	2 895	2 818
Contract 7388	2 087	1 937
Total recoverable cash advances	9 252	8 674
Non-current	8 853	8 373
Current	399	301
Total recoverable cash advances	9 252	8 674

The amounts recorded under “Current” caption correspond to the sales-independent amounts (fixed repayment) and sales-dependent reimbursements (variable repayment) estimated to be repaid to the Walloon Region in the next 12-month period. The estimated sales-independent (fixed repayment) as well as sales-dependent reimbursements (variable repayment) beyond 12 months are recorded under “Non-current” liabilities.

Changes in the recoverable cash advances can be summarized as follows:

(in EUR 000)	2024	2023
As at January 1	8 674	8 431
Advances reimbursed (excluding interests)	(172)	-
Advances payable	-	(108)
Interest paid	(16)	-
Initial measurement and re-measurement	(12)	25
Discounting impact	778	744
As at September 30	9 252	9 092

A sensitivity analysis of the carrying amount of recoverable cash advances has been done to assess the impact of a change in assumptions. The Company tested reasonable sensitivity to changes in revenue projections of +/- 25% and in the discount rates of +/- 25%. The table hereunder details the sensitivity results:

Fair Value of Liabilities (in EUR 000)	Variation of revenue projections
Variation of discount rates *	-25%	0%	25%
-25%	9 650	10 056	10 349
0%	8 772	9 252	9 602
25%	8 008	8 542	8 936

* A change of -25% in the discount rates implies that the discount rate used for the fixed part of the recoverable cash advances is 3.8% instead of 5% while the one used for the variable part is 9.4% instead of 12.5%.

An increase of 25% of revenue projections implies, if discount rates does not change, an increase of the expected liability as repayment of the liability is accelerated.

An increase of 25% of the discount rate decreases the expected liability if revenue projections remain unchanged.

Financial debt related to loan facility agreement and synthetic warrants agreement

On July 3, 2024 the Company has signed a €37.5 million loan facility agreement with the European Investment Bank (“EIB”). The agreement is backed by the European Commission’s InvestEU program. The Company plans to use the funding for research and development, and for scaling-up its manufacturing capacity to meet demand in Europe and the U.S. The €37.5 million facility is divided into three tranches: €10 million for the first tranche (“Tranche A”), €13.75 million for the second tranche (“Tranche B”) and €13.75 million for the third tranche (“Tranche C”). Disbursement under the various tranches is subject to certain conditions. Tranche A carries an annual 5% cash and 5% capitalized interest rate, and features a five-year bullet repayment schedule. The various tranches do not contain revenue or liquidity covenants.

The first tranche A for an amount of €10 million, was disbursed on July 26, 2024.

In connection with the loan facility agreement, and as a condition to drawdown thereunder, the Company also entered into a “synthetic warrant agreement” with the EIB. Under the synthetic warrant agreement, in consideration for the facility, in connection with each tranche of the facility, the EIB will be granted “synthetic warrants” with a duration of 20 years. The number and strike price of the synthetic warrants will be calculated based on tranche specific formulas provided for in the synthetic warrant agreement. The synthetic warrants can be exercised as of the maturity date of the relevant tranche of the facility or, in exceptional situations, earlier. Such synthetic warrants will entitle the EIB to receive from the Company a cash consideration equal to the 20-day volume weighted average price of a share in the Company on the stock exchange, reduced by the applicable strike price per synthetic warrant, and multiplied by the number of synthetic warrants that the EIB exercises. In connection with Tranche A, the EIB has been granted 468,384 synthetic warrants with a strike price of €8,54 that the EIB can exercise after the maturity of Tranche A (5 years) or, in exceptional situations, earlier.

Change in loan facility and synthetic warrants can be summarized as follows:

(in EUR 000)	Loan facility agreement EIB	Synthetic warrants
As at January 1	-	-
New debt	10 000	-
Transaction cost related to loans and borrowings	(175)	-
Separation of non-closely related embedded derivates	(3 169)	3 169
Subtotal: Initial recognition	6 656	3 169
Effective interest rate adjustment	60	-
Fair value adjustment	-	405
As at September 30	6 716	3 574

19.	Trade payables

As at
(in EUR 000)	September 30, 2024	December 31, 2023
Payables	3 377	4 102
Invoices to be received	3 732	4 006
Total Trade payables	7 109	8 108

The decrease in total trade payables of €1.0 million as at September 30, 2024 is due to a decrease both of invoices to be received of €0.3 million and trade payables of €0.7 million.

In order to be consistent with the current period’s presentation, in the condensed consolidated financial statement as at March 31, 2024 an immaterial correction has been made to certain comparatives on the face of the consolidated statement of financial position. Accrued expenses of € 1.9 million have been reclassified from Other payables to Trade payables as at December 31, 2023 since these balances are similar in nature to Invoices to be received that are already presented as Trade payables. We refer to note 2 and note 21.

20.	Income taxes and deferred taxes

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2024	2023	2024	2023
Current tax income/(expense)	(176)	2 236	(723)	1 121
Deferred tax income/(expense)	3	(7)	(1)	(2)
Total Income Tax Income/(Expense)	(173)	2 229	(724)	1 119

The current tax expense mainly relates to (i) an additional accrual of the liability for uncertain tax positions for an amount of €401,000 (2023: €363,000), and (ii) an increase of income tax payable or taxes reimbursed by certain of the Company’s subsidiaries for an amount of €360,000 (2023: €0.7 million). The uncertain tax position was recorded following certain public rulings and guidance issued by tax authorities in one of the jurisdictions that the Company operates in. The current tax liability of €2.5 million mainly relates to a liability for uncertain tax positions for an amount of €2.3 million.

As of January 1, 2022, new tax regulations are in place in the US in which R&D expenses could no longer be deducted when incurred but instead they should be capitalized only for tax purposes and amortized over a 5 year period. A current tax liability as well as a deferred tax asset were recognized. This deferred tax asset was reversed as per December 31, 2022. During the three months ended September 30, 2023, the Company finalized its R&D tax credit study and reached the conclusion that R&D expenses can be deducted when incurred. The R&D tax credit study concluded that taking into account that the research and development by the US subsidiary was done under the direction of the parent in Belgium and benefited Belgian parent’ business, the expenditures in the US should be deducted when incurred. As a result the current tax liability amounting to €2.2 million was reversed during the three months ended September 30, 2023.

21.	Other payables

	As at
(in EUR 000)	September 30, 2024	December 31, 2023
Holiday pay accrual	778	791
Salary	3 033	1 801
Accrued expenses	523	250
Foreign currency swap - current	-	90
Other	333	200
Total other payables	4 667	3 132

The increase of €1.5 million in other payables as at September 30, 2024, compared to December 31, 2023, is mostly the result of an increase of €1.2 million in salary payable.

In order to be consistent with the current period’s presentation, in the condensed consolidated financial statement as at March 31, 2024 an immaterial correction has been made to certain comparatives on the face of the consolidated statement of financial position. Accrued expenses of € 1.9 million have been reclassified from Other payables to Trade payables as at December 31, 2023 since these balances are similar in nature to Invoices to be received that are already presented as Trade payables. We refer to note 2 and 19.

22.	Derivatives

The Company is exposed to currency risk primarily due to the expected future USD, AUD and NIS expenses that will be incurred as part of the ongoing and planned marketing, clinical trials and other related expenses. A financial risk management policy has been approved to i) generate yields on liquidity and ii) reduce the exposure to currency fluctuations with a timeline up to 24 months and by means of foreign currency swaps.

The Company has entered into several foreign currency swaps for which the notional amounts are detailed in the table below:

As at
(in EUR 000)	September 30, 2024	December 31, 2023
Foreign currency swaps EUR - NIS (in EUR)	-	847
Foreign currency swaps EUR - NIS (in NIS)	-	3 500
Foreign currency swaps NIS - EUR (in NIS)	6 000	14 000
Foreign currency swaps NIS - EUR (in EUR)	1 587	3 334
Foreign currency swaps EUR - USD (in EUR)	5 450	18 000
Foreign currency swaps EUR - USD (in USD)	5 000	19 787

The following table shows the carrying amount of derivative financial instruments measured at fair value in the statement of the financial position including their levels in the fair value hierarchy:

	As at September 30, 2024
(in EUR 000)	Level I	Level II	Level III	Total
Financial assets
Foreign currency swaps	-	159	-	159

The fair value is determined by the financial institution and is based on foreign currency swaps rates and the maturity of the instrument. All foreign currency swaps are classified as current as their maturity date is within the next twelve months.

The change in the balance of the financial assets is detailed as follows:

(in EUR 000)	2024	2023
Financial asset

Opening value at January 1	343	1
Fair value adjustments	(184)	20
Closing value at September 30	159	21

The change in the balance of the financial liabilities is detailed as follows:

(in EUR 000)	2024	2023
Financial liability

Opening value at January 1	90	10
Fair value adjustments	(90)	1 003
Closing value at September 30	-	1 013

23.	Results of operation

Revenue and cost of goods sold

In the nine months ended September 30, 2024, the Company generated revenue for the amount of €3.3 million (2023: €2.5 million). In the three months ended September 30, 2024, the Company generated revenue for the amount of €1.3 million (2023: €1.0 million).

Revenue is recognized at a point in time upon satisfaction of the performance obligation, being the moment control over the Genio® system is transferred to the customer, which is in general at delivery at customer site or a predefined location in the country of the customer. For certain customers, control may be transferred upon shipment to the customer in case the incoterms are Ex-Works. The revenue from the Genio® system consists of a kit of products delivered at the same point in time, and as such revenue does not need to be allocated over the different products. The revenue is then recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange of the Genio® system. In determining the transaction price for the sale of the Genio® system, the Company considers the effects of variable consideration.

For the nine month period ended September 30, 2024 the sales (based on country of customer) were generated in Germany (€2.6 million), Switzerland (€490,000), Austria (€41,000), Spain (€72,000) and Italy (€46,000) (2023: Germany: €2.1 million, Switzerland: €324,000 Austria: €102,000 and Spain: €12,000). For the nine month period ended September 30, 2024, the Company has one customer with individual sales larger than 10% of the total revenue. This client contributed to the turnover for an amount of €0,5 million. (2023: one customer with contribution to the turnover of €284,000).

For the three month period ended September 30, 2024 the sales (based on country of customer) were generated in Germany (€1.0 million), Switzerland (€183,000) and Austria (€41,000) (2023: Germany: €0.7 million, Switzerland: €207,000, Austria: €20,000 and Italy: €12,000 ).

Cost of goods sold for the three and nine months ended September 30, 2024 and 2023:

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2024	2023	2024	2023
Purchases of goods and services	656	898	3 174	1 757
Inventory movement	(174)	(562)	(1 957)	(827)
Total cost of goods sold	482	336	1 217	930

Operating expenses

The tables below detail the operating expenses for the nine months ended September 30, 2024 and 2023:

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	26 378	(3 805)	22 573
Selling, general and administrative expenses	20 396	-	20 396
Other income and expenses	(476)	46	(430)
For the nine months ended September 30, 2024	46 298	(3 759)	42 539

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	26 302	(6 972)	19 330
Selling, general and administrative expenses	16 794	-	16 794
Other income and expenses	(769)	504	(265)
For the nine months ended September 30, 2023	42 327	(6 468)	35 859

The tables below detail the operating expenses for the three months ended September 30, 2024 and 2023:

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	8 414	(512)	7 902
Selling, general and administrative expenses	8 042	-	8 042
Other income and expenses	(206)	26	(180)
For the three months ended September 30, 2024	16 250	(486)	15 764

(in EUR 000)	Total cost	Capitalized	Operating expense for the period
Research and development	8 539	(1 971)	6 568
Selling, general and administrative expenses	5 058	-	5 058
Other income and expenses	(496)	496	-
For the three months ended September 30, 2023	13 101	(1 475)	11 626

Research and Development expenses

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2024	2023	2024	2023
Staff costs	3 184	3 255	10 397	10 636
Consulting and contractors' fees	2 502	592	4 538	2 286
Q&A regulatory	81	51	324	196
IP costs	5	144	37	385
Depreciation and amortization expense	359	264	1 037	895
Travel	345	325	875	896
Manufacturing and outsourced development	755	2 039	3 268	5 165
Clinical studies	1 103	1 263	4 808	3 829
Other expenses	284	303	872	1 029
IT	(204)	303	222	985
Capitalized costs	(512)	(1 971)	(3 805)	(6 972)
Total research and development expenses	7 902	6 568	22 573	19 330

Before capitalization of €3.8 million for the nine months ended September 30, 2024 and €7.0 million for the nine months ended September 30, 2023, research and development expenses increased by €76,000 or 0.29%, from €26.3 million for the nine months ended September 30, 2023, to €26.4 million for the nine months ended September 30, 2024. This increase was mainly driven higher R&D activities and clinical expenses mainly reflected in the line “Consulting and contractors’ fees” which were partially offset by lower manufacturing expenses, attributed to an increase in inventory value resulting from yield improvements.

Before capitalization of €0.5 million for the three months ended September 30, 2024 and €2.0 million for the three months ended September 30, 2023, research and development expenses decreased by €125,000 or 1.46%, from €8.5 million for the three months ended September 30, 2023, to €8.4 million for the three months ended September 30, 2024. This decrease was mainly driven by lower manufacturing expenses, attributed to an increase in inventory value resulting from yield improvements, which was partially offset by higher R&D activities and clinical expenses mainly reflected in the line “Consulting and contractors’ fees”.

Selling, General and Administrative expenses

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2024	2023	2024	2023
Staff costs	3 368	2 321	8 244	7 123
Consulting and contractors' fees	2 770	1 277	6 993	5 133
Legal fees	250	117	832	603
Rent	170	74	513	269
Depreciation and amortization expense	334	254	923	737
IT	573	368	1 158	856
Travel	220	247	818	677
Insurance fees	145	274	406	850
Other	212	126	509	546
Total selling, general and administrative expenses	8 042	5 058	20 396	16 794

Selling, general and administrative expenses increased by €3.6 million or 21 % from €16.8 million for the nine months ended September 30, 2023 to €20.4 million for the nine months ended September 30, 2024, mainly due to an increase of costs to support the commercialization of Genio® system in Europe, scale up of the Company and also due to higher maintenance cost of the ERP system. This increase was partly offset by decrease in insurance fees.

Selling, general and administrative expenses increased by €3.1 million or 59 % from €5.1 million for the three months ended September 30, 2023 to €8.0 million for the three months ended September 30, 2024, mainly due to an increase of costs to support the commercialization of Genio® system in Europe, scale up of the Company and also due to due to higher maintenance cost of the ERP system This increase was partly offset by decrease in insurance fees.

Other operating income / (expenses)

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2024	2023	2024	2023
Recoverable cash advances
Initial measurement and re-measurement	(5)	(64)	12	(25)
R&D incentives	212	556	463	845
Capitalization of R&D incentive	(26)	(496)	(46)	(504)
Other income/(expenses)	(1)	4	1	(51)
Total Other Operating Income/(Expenses)	180	-	430	265

The Company had other operating income of €430,000 for the nine months ended September 30, 2024 compared to other operating income of €265,000 for the nine months ended September 30, 2023.

The Company had an operating income of €180,000 for the three months ended September 30, 2024 compared to breakeven other operating income/(expenses) for the three months ended September 30, 2023.

The other operating income contains the R&D Incentive in Australia and as from the nine months ended September 30, 2023 the tax incentive in Belgium as well. The incentives to be received relate to development expenses incurred by the subsidiary in Australia and Belgium. Refer to note 10 for more information on the tax incentive in Belgium. For three months ended September 30, 2024, €26,000 has been deducted from the expenses capitalized and for the three months ended September 30, 2023, €496,000 has been deducted from the expenses capitalized in relation to this R&D Incentive. The R&D incentive and capitalization of R&D incentive for the nine month period ended September 30, 2024 also includes a correction of the R&D incentive in Belgium on the investments of 2023 for an amount of €93,000.

24.	Employee benefits

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2024	2023	2024	2023
Salaries	4 216	4 303	13 174	13 255
Social charges	313	312	1 404	966
Pension charges	100	72	320	224
Share-based payment	1 733	527	3 232	2 284
Other	190	362	511	1 030
Total employee benefits	6 552	5 576	18 641	17 759

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2024	2023	2024	2023
Selling, general and administrative expenses	3 368	2 321	8 244	7 123
Research & Development expenses	3 184	3 255	10 397	10 636
Total employee benefits	6 552	5 576	18 641	17 759

25.	Financial income

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2024	2023	2024	2023
Interests	703	831	1 673	1 815
Exchange differences	267	1 322	2 765	1 752
Fair value adjustment foreign currency swaps	159	-	159	-
Other	9	25	18	25
Total financial income	1 138	2 178	4 615	3 592

For the nine month period ended September 30, 2024, exchange gains amount to €2.8 million (three month period ended September 30, 2024: €267,000), mainly due to the revaluation of the Company’s USD cash balance and realized exchange gains on currency swaps and USD financial assets (note 14). For the year ended December 31, 2023, the closing rate of USD/EUR amounted to 1.1038, while as at June 30, 2024 the rate was 1.071 USD/EUR and at September 30, 2024, the rate of USD/EUR increased again to 1.1196, which explains the limited exchange difference income for the three months ending September 30, 2024 for an amount of €267,000.

For the nine month period ended September 30, 2024, the total interest income amounted to €1.7 million (three month period ended September 30, 2024: €0.7 million). This interest income relates to the term accounts.

The fair value adjustment foreign currency swaps relates to the fair value adjustment on foreign currency swaps. More information can be found in note 22.

26.	Financial expense

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2024	2023	2024	2023
Fair value adjustment foreign currency swaps	(35)	587	253	1 003
Fair value adjustment synthetic warrants	405	-	405	-
Recoverable cash advances, Accretion of interest	259	248	778	743
Interest and bank charges	376	34	496	79
Interest on lease liabilities	37	31	111	91
Exchange differences	2 000	133	3 435	848
Other	1	-	2	1
Total Financial expense	3 043	1 033	5 480	2 765

The fair value adjustment foreign currency swaps relates to the fair value adjustment on foreign currency swaps. More information can be found in note 22.

The fair value adjustment synthetic warrants relates to the fair value adjustment on synthetic warrants. More information can be found in note 18.

The discounting impact of the recoverable cash advances is further detailed in note 18 above.

For the nine month period ended September 30, 2024, exchange losses amount to €3.4 million (three month period ended September 30, 2024: €2.0 million), mainly consists of realized exchange losses related to the foreign currency swaps and unrealized exchange losses of both USD financial assets and USD cash balances (note 14).

27.	Loss Per Share (EPS)

The Basic Earnings Per Share and the Diluted Earnings Per Share are calculated by dividing earnings for the year by the weighted average number of shares outstanding during the year. As the Company is incurring net losses, outstanding warrants have no dilutive effect. As such, there is no difference between the Basic and Diluted EPS.

EPS for September 2024 has been presented in the income statement taking into account resolutions adopted by the shareholders’ meeting of February 21, 2020. All existing preferred shares were converted into common shares, and then a share split of 500:1 was approved by the shareholders’ meeting.

	For the three months ended September 30		For the nine months ended September 30
	2024	2023	2024	2023
As at September 30, after conversion and share split
Outstanding common shares at period-end	34 389 015	28 673 985	34 389 015	28 673 985
Weighted average number of common shares outstanding	34 380 534	28 667 159	31 271 688	27 729 401
Number of shares resulting of the exercise of outstanding warrants	2 040 231	2 384 250	2 040 231	2 384 250

Basic and Diluted EPS for the three and nine month period ended September 30, 2024 and 2023 based on weighted average number of shares outstanding after conversion and share split are as follows:

	For the three months ended September 30		For the nine months ended September 30
	2024	2023	2024	2023
Loss of year attributable to equity holders (in EUR)	(17 058 000)	(7 612 000)	(42 087 000)	(32 319 000)
Weighted average number of common shares outstanding (in units)	34 380 534	28 667 159	31 271 688	27 729 401
Basic earnings per share in EUR (EUR/unit)	(0.496)	(0.266)	(1.346)	(1.166)
Diluted earnings per share in EUR (EUR/unit)	(0.496)	(0.266)	(1.346)	(1.166)

28.	Other commitments

The Company has granted in 2022 an amount of €0.5 million for educational grant starting on January 1, 2023 until December 31, 2024. Both installments of €250,000 have been respectively paid out in January 2023 and March 2024.

In addition, in March 2024, the Company has started a Partnership agreement with the American Academy of Otolaryngology (AAO) amounting to a yearly fee of $250,000. The payment has been processed in March 2024 and the cost will be spread out over the 12 months of 2024.

29.	Related Party Transactions

Transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in the notes. Related party transactions are disclosed below.

Remuneration of Key Management

The remuneration of the senior management consists of the remuneration of the CEO of the Company for the three and nine months ended September 30:

	For the three months ended September 30		For the nine months ended September 30
(in EUR 000)	2024	2023	2024	2023
Short-term remuneration & compensation	719	260	1 278	656
Share based payment	1 183	33	1 333	134
Total	1 902	293	2 611	790

Transactions with Non-Executive Directors and Shareholders:

	For the nine months ended September 30, 2024			For the nine months ended September 30, 2023
(in EUR 000)	R&D Collaboration	Consulting services	Board Remuneration	R&D Collaboration	Consulting services	Board Remuneration
Cochlear	-	-	-	182	-	-
Robert Taub	-	-	91	-	-	97
Kevin Rakin	-	-	47	-	-	47
Pierre Gianello	-	-	45	-	-	51
Jan Janssen	-	-	50	-	-	-
Jurgen Hambrecht	-	-	50	-	-	44
Rita Mills	-	-	45	-	-	49
Giny Kirby	-	-	-	-	-	47
Wildman Ventures LLC	-	-	53	-	-	56
Total	-	-	381	182	-	391
Amounts outstanding at period-end	-	-	110	-	-	110

	For the three months ended September 30, 2024			For the three months ended September 30, 2023
(in EUR 000)	R&D Collaboration	Consulting services	Board Remuneration	R&D Collaboration	Consulting services	Board Remuneration
Robert Taub	-	-	31	-	-	31
Kevin Rakin	-	-	15	-	-	15
Pierre Gianello	-	-	-	-	-	19
Jurgen Hambrecht	-	-	17	-	-	15
Rita Mills	-	-	15	-	-	15
Giny Kirby	-	-	12	-	-	13
Wildman Ventures LLC	-	-	1	-	-	16
Total	-	-	91	-	-	124
Amounts outstanding at period-end	-	-	110	-	-	110

The Company and Cochlear Limited, or Cochlear, have entered into a collaboration agreement, dated November 2018, under which they agreed to collaborate to further develop and progress commercialization of implantable treatments for sleep disordered breathing conditions. A new Statement of Work was entered into on June 8, 2020. Under this agreement, Cochlear is working with the Company in developing and enhancing the next generation implantable stimulator. This collaboration agreement led to a financial impact of €182,000 for the nine months ended September 30, 2023. In April 2023, the project came to its end after development milestones were reached.

On September 28, 2023, the Company announces a partnership with ResMed in Germany to increase OSA awareness and therapy penetration in the German market. The Company and ResMed Germany will establish a continuum of care that will educate and guide OSA patients in the German market from diagnosis through treatment. Together, the companies will work to accelerate patient identification and better support patient set-up on the appropriate therapy.

30.	Events after the Balance-Sheet Date

On October 7, 2024, the Company has sold 3.0 million shares raising $27.0 million in gross proceeds pursuant to the Company’s $50 million at-the-market ("ATM") offering at a price per share equal to the market price on the Nasdaq Global Market at the time of salecapacity to meet demand in Europe and the U.S.

Effective as of October 1, 2024, the Company entered into a collaboration agreement with Man & Science SA to develop a miniaturized injectable neuromodulation device. The Company retains exclusive rights for its use in treating obstructive sleep apnea.

Responsibility statement

We certify that, to the best of our knowledge,

a)	the condensed consolidated interim financial statement, prepared in accordance with the applicable standards for financial statements, give a true and fair view of the assets, liabilities, financial position and results of the Company and the undertakings included in the consolidation taken as a whole; and

b)	this interim management report provides a true and fair overview of the development, results and the position of the Company and the undertakings included in the consolidation taken as a whole, as well as a description of the principal risks and uncertainties that they face.

Mont-Saint-Guibert, November 5, 2024.

On behalf of the board of directors

Robert Taub, Chairman	Olivier Taelman, CEO